ASI Entertainment, Inc.
Registered Office: 954 Lexington Ave., Suite 242, New York, 10021, NY
Postal Address: Level 1, 45 Exhibition Street, Melbourne, Vic., 3000, Australia
t: +61.3.9016 3021     +1 210 775 2468



         8 December 2009


         Mr D. R. Humphrey
         Branch Chief
         Division of Corporate Finance
         United States Securities and Exchange Commission
         100 F Street N.E.
         Washington, D.C., 20549


         Dear Mr Humphrey

         Re:  ASI Entertainment, Inc.
              Form 10-K for the year ended June 30, 2009
              File No. 000-27881

         In response to your letter dated November 10, 2009, set out below are our responses to your questions and comments. Further to my conversation with Ms Reich, I have attached a copy of a draft 10-K/A with changes from the 10-K indicated, which will be filed when the Commission advises that all questions and comments have been addressed satisfactorily.

         1. The license fees received in FY2008 were one off payments, not on-going. No new licenses were signed in FY2009 and therefore no fees were received or accrued.

             Item 7 has been amended in the 10-K/A.

         2. An additional comment has been added under Item 7. of the 10-K/A to refer to the auditor's comments.

         3. Item 9A in the 10-K/A has been amended to include assessment of internal control over financial reporting.

         4. The 10-K/A includes the 2008 balance sheet and Item 9A in the 10-K/A has been amended to include assessment of internal control over financial reporting..

         5. 10-K/A includes amended exhibits 31.1 and 31.2 which include management assessment of internal control.

         6.  10 K/A filing has been amended to include the 2008 balance sheet.


         7. Amended audit report to be included in 10 K/A filing. Note in the attached draft 10-K/A, the original audit report is included as we haven't received the updated document.
                                       - 1 -


















         8. Company records are maintained electronically, hence the Company is able to forward all records to the auditor as required. The Company has no physical assets that need verification, but previously, an Australian auditor was instructed by the U.S. auditor to conduct independent verification when required.


         9. New line will be added to the balance sheet "Related party payables". Revenue in 2008 will be identified as "License Fee - related party". "Officer management fee" item to be identified as a separate cost. Cash flow statement will also reflect "Related party payables" and "Related party receivables".


         10. The conversion of the accounts to Edgar suitable format resulted in errors that will be corrected in the balance sheet in the 10 K/A filing.


         11. Two licenses were entered into in the year ended June 30, 2008:

              1. Edwin Chan License Agreement - dated 10 March 2008 and details announced by 8-K filing.
                i) Edwin Chan payments:
                         6/6/08                     $14,980
                         11/6/09                    $34,895
                         18/6/09                    $50,000
                         Bank charges                   $35
                         Total received            $100,000
                ii) License Agreement summary:
                a. Edwin Chan was granted the right to market SafeCell in
                   Eastern Asia (excluding the People's Republic of China), South Eastern Asia and Southern Asia
                b. Term - 2 years.
                c. License fee -
                              - US$100,000
                d. The Company will pay Edwin Chan commission of 25% of the revenue received by the Company from the sale of any equipment hardware and 25% of the net revenue received by the Company from communication services generated from the SafeCell system.

              2. ASIQ Ltd license - dated 18 June 2009 - details announced by
                 8-K filing and referred to 10-K/A - Item 13. Certain Relationships.
               i) The Company received 400,000 shares of ASIQ Ltd. shares of common stock in February 2009 as settlement of the outstanding amount.
               ii) License Agreement summary:
                   a. The Company granted ASIQ Ltd. the exclusive world wide
                     license to the SafeCell intellectual property for development, marketing and sale for any ground based applications, including the PicoBlue application which has been developed by ASIQ.
                   b. The Company agreed to contract ASIQ exclusively to
                     integrate the PicoBlue application with SafeCell for use in the SafeCell in-flight program.
                                       - 2 -
















                   c. The Company agreed not to utilize the PicoBlue software in any application other than the in-flight program.
                 d. ASIQ agreed to pay the Company a license fee $200,000 plus royalty fees of 5% of the revenue received by ASIQ from Pico Blue.

               Note - SafeCell is the aviation application for the Company's technology, PicoBlue is the ground based version of the technology.

               The agreements are considered commercially confidential and therefore our practice has been to make appropriate announcements under 8-K filings. I enclose copies of the agreements for your records, however, given their commercial sensitivity, is it mandatory to formally file all such agreements?

               Copies of the agreements are attached to the 10-K/A

         12. License fees were taken up in the financial period the agreements were entered into by the Company and the period the payment became due. The Company's business is in the early stages of development and hence revenue is not regular at this stage.

         13. Further detail about the license transactions has now been included in the Business section under "(2) Distribution methods of products and services" as well as the information contained in the 10-K/A Item 7. and Item 13., and 8-K filings were made at the time the agreements were entered into.

              We have reviewed the revenue recognition section under Note 1. which we consider to be suitable.

         14. Earnings per share in the 10-K/A and subsequent filings will be rounded to 2 decimal points.

         15. Technical problems encountered by the company preparing the 10-K filing caused the omission of lines of data which resulted in balance sheet inaccuracies. Amended balance sheet in the 10-K/A will be consistent with the cash flow statement.


              Issuance of common stock for cash has been removed from the Cash Flow Statement in the 10-K/A filing.

         16. No employee stock options have been issued since the introduction of SFAS 123(R) and hence it has no impact on the financial statements of the Company as presented.
              Reference to APB 25 will be deleted.

         17. Reference to SFAS 123 will be changed to SFAS 123(R). The Company has not issued any stock options for three years. The last stock options were issued by the Company in December 2005. Since 31 December 2008, the Company has not had any outstanding stock options.

         18. An agreement was reached with the independent directors of the Company to issue the shares at $0.03 per share, 50% above the then market price in order to reduce the Company's debt.
                                       - 3 -

















                The difference between the par value ($0.0001) and issue price was taken up as "Additional paid in capital".

         19. Related parties $209,000 is made up of amount due to directors of $81,916 and officers management fee of $127,159.50 - total $209,075.

         As requested in your letter, the Company hereby acknowledges that:
            . The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
            . Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
            . The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any further questions, my email address is:
         shiels@nextwaveinvestments.com.

         Yours sincerely



         /s/    Philip A. Shiels

         Philip Shiels
         Chief Executive Officer
         and Chief Financial Officer

























                                       - 4 -